

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Mac Armstrong
Chief Executive Officer
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, CA 92037

**Re: Palomar Holdings, Inc.
Registration Statement on Form S-1
Filed March 15, 2019
File No. 333-230346**

Dear Mr. Armstrong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Summary Risk Factors, page 9

1. We note your revised disclosures regarding the Stockholders Agreement with Genstar on page 135. Please expand the first bullet on page 10 to disclose this agreement. In addition, substantially expand your discussion on page 10 under "Our Sponsor and Controlled Company Status" to disclose Genstar's right to nominate a percentage of your directors corresponding to its ownership, up to 50% of your directors, and the actions that you may not take without Genstar's written consent. Additionally, revise the heading to this section to include a reference to this agreement. In the risk factors section, add a new risk factor to disclose Genstar's right to nominate your directors, and expand the last risk factor on page 38 to disclose the restriction on acquisitions or dispositions.

History, page 10

2.   We note your revised disclosure that you made a one-time cash distribution of approximately $5.1 million to certain of your stockholders to allow them to satisfy tax obligations. Please update your disclosure in the related party transactions section to disclose these transactions to the extent appropriate, or explain why no such disclosure is necessary. To the extent any of these distributions were made to Genstar or its affiliates, please also revise the "Our Sponsor" section to disclose this information.

3.   You disclose on page F-34 that the maximum dividend that may be made in 2019 without prior approval from Oregon and California insurance authorities is $5 million, and the maximum dividend that is payable by the Bermuda subsidiary in 2019 is approximately $2.9 million. Please explain whether the $5.1 million distribution is considered to be a dividend by you or any of your subsidiaries. To the extent that the distribution reduces any of the permitted dividend amounts for 2019, please revise your disclosures as appropriate, including the risk factor on pages 29-30, to disclose the effect of the distribution on those amounts.

Risk Factors
If states increase the assessments that Palomar Specialty Insurance Company is required to pay. . ., page 29

4.   Your revised disclosure states that your assessments increased from $9,587 in 2017 to $1.1 million in 2018. Please revise your MD&A discussion accordingly to explain this increase, and as you have applied for admissions in additional states, any known trends regarding these assessments.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum. . ., page 41

5.   We refer to your certificate of incorporation and bylaws, which you have filed as Exhibits 3.1 and 3.3. We note your disclosure that your certificate of incorporation will provide that the federal district courts will be the exclusive forum for claims arising under the Securities Act. However, your bylaws and certificate of incorporation do not include language to that effect. Please reconcile your disclosure and your governing documents.

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 132

6.   We note your revised disclosure that no equity awards were outstanding as of December 31, 2018, 2017 or 2016. However, we also note your revised disclosure on page F-36 that certain officers of one of your subsidiaries and its affiliates are entitled to Class P Units under the 2014 Management Incentive Plan of your former parent, and that there were outstanding Class P Units as of December 31, 2017 and 2018. To the extent your named executive officers had outstanding Class P Units as of December 31, 2017 or 2018, please

revise to disclose those units. For guidance, refer to C&DIs Regulation S-K Question 217.13.

Principal Stockholders, page 137

7.   We acknowledge your revised disclosures in response to prior comment 3, but note that your first two paragraphs continue to state that the information is as of December 31, 2018. Please ensure that all information provided is as of a recent date following the domestication.

Consolidated Financial Statements
Note 8. Reinsurance, page F-27

8.   Please revise your disclosures as appropriate to discuss the reason for the increase to prepaid reinsurance premiums of $18.3 million and $3.2 million at December 31, 2018 and 2017.

Note 10. Income Taxes, page F-30

9.   Please revise to explain your 71% valuation allowance increase to $1.7 million at December 31, 2018.

Note 20. Subsequent Events, page F-38

10.   We note your domestication transactions that included the $5.1 million cash dividend to certain owners, and the conversion of Class P units to common shares from modifying your 2014 Management Incentive Plan that increased stock compensation expense by $23.0 million. Refer to SAB Topic 1B3 and please provide the following:
- As it does not appear the cash payment is reflected in your December 31, 2018 balance sheet, to the extent it is significant relative to reported equity, please revise the face of your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual.
- Please revise to include a pro forma balance sheet presented alongside the historical balance sheet giving effect to the conversion of your Class P units.
- If the conversion will result in a material reduction of earnings per share, please include pro forma EPS for the latest year and interim period giving effect to the conversion.

Item 15. Recent Sales of Unregistered Securities, page II-2

11.   Please revise to include the securities issued and consideration received for your Class P Units, forward stock split, conversion of Class P units into common shares, and any other issuances or grants required to be disclosed, including the floating rate senior notes issued in a private placement in 2018. Refer to Item 701 of Regulation S-K.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael S. Kagnoff, Esq. - DLA Piper LLP (US)